UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 67081/May 31, 2012

INVESTMENT COMPANY ACT OF 1940
Release No. 30090/May 31, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14826

In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
INTERIM CAPITAL CORP.	:	IMPOSING SANCTIONS BY DEFAULT

SUMMARY

This Order revokes the registration of the registered securities of Interim Capital Corp. (ICC) and its election to be regulated as a business development company (BDC) and orders it to cease and desist from violations of the Securities Exchange Act of 1934 (Exchange Act) and of the Investment Company Act of 1940 (Investment Company Act). The sanctions are based on ICC's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission) and to maintain a fidelity bond as well as the fact that it ceased to engage in business.

I. BACKGROUND

The Commission initiated this proceeding on March 29, 2012, with an Order Instituting Proceedings (OIP), pursuant to Sections 12(j) and 21C of the Exchange Act and Sections 9(f) and 54(c) of the Investment Company Act. The OIP alleges that ICC is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Further, the OIP alleges that ICC elected to be regulated as a BDC pursuant to Section 54 of the Investment Company Act but has failed to maintain a fidelity bond in compliance with Section 17(g) of the Investment Company Act and additionally has ceased to engage in business. ICC was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) on April 2, 2012.[1] To date, ICC has failed to file an Answer to the OIP, due

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[1] ICC was served with the OIP by USPS certified mail attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

twenty days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, ICC has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, ICC is in default, and the undersigned finds that the allegations in the OIP are true. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning ICC, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

ICC (CIK No. 1317683),[2] is a Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ICC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q on May 11, 2007, for the period ended March 31, 2007. ICC's officers resigned on November 11, 2007, its Nevada registered agent resigned on February 2, 2011, and its Nevada corporate registration was revoked.

On February 14, 2006, ICC elected to be regulated as a BDC pursuant to Investment Company Act Section 54. However, it never provided a bond issued by a reputable fidelity insurance company against larceny and embezzlement by its officers and employees, as required by Investment Company Act Sections 17(g) and 59 and Rule 17g-1.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, ICC violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. By failing to provide and maintain a fidelity bond, ICC violated Investment Company Act Section 17(g) and Rule 17g-1, which apply to BDCs pursuant to Investment Company Act Section 59. Additionally, ICC has ceased to engage in business within the meaning of Investment Company Act Section 54(c).

IV. SANCTIONS

The registration of the registered securities of ICC and its election to be regulated as a BDC will be revoked, and it will be ordered to cease and desist from violations of the Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 and of the Investment Company Act Section 17(g) and Rule 17g-1.

A. Revocation of the Registration of ICC's Securities

Revocation of the registration of the registered securities of Respondent will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings,

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

<u>Inc.</u>, Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing <u>Steadman v. SEC</u>, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. <u>See</u> <u>Cobalis Corp.</u>, Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; <u>Nature's Sunshine Products, Inc.</u>, Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; <u>Impax Lab., Inc.</u>, Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; <u>America's Sports Voice, Inc.</u>, Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, <u>recon. denied</u>, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; <u>Eagletech Commc'ns, Inc.</u>, Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondent's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

<u>SEC v. Beisinger Indus. Corp.</u>, 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); <u>accord</u> <u>e-Smart Techs., Inc.</u>, Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." <u>e-Smart Techs., Inc.</u>, 57 S.E.C. at 968-69 n.14.

B. <u>Cease and Desist Order</u>

Sections 21C(a) of the Exchange Act and 9(f) of the Investment Company Act authorize the Commission to issue a cease-and-desist order against a person who "is violating, has violated, or is about to violate" any provision of those Acts or rules thereunder. Whether there is a reasonable likelihood of such violations in the future must be considered. <u>KPMG Peat Marwick LLP</u>, Exchange Act Release No. 43862 (Jan. 19, 2001), 54 S.E.C. 1135, 1185. Such a showing is "significantly less than that required for an injunction." <u>Id.</u> at 1183-91. In determining whether a cease-and-desist order is appropriate, the Commission considers the <u>Steadman</u> factors,[3] as well as the recency of the violation, the degree of harm to investors or the

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[3] <u>Steadman v. SEC</u>, 603 F.2d at 1140: "the egregiousness of the defendant's actions, the isolated or recurrent nature of the infraction, the degree of scienter involved, the sincerity of the defendant's assurances against future violations, the defendant's recognition of the wrongful nature of his conduct, and the likelihood that the defendant's occupation will present opportunities for future violations."

marketplace, and the combination of sanctions against the respondent. See id. at 1192; see also WHX Corp. v. SEC, 362 F.3d 854, 859-61 (D.C. Cir. 2004).

ICC's violations of Exchange Act Section 13(a) and Rule 13a-1 and 13a-13 and Investment Company Act Section 17(g) and Rule 17g-1 have been egregious and recurrent over a period of more than four years. The violations are continuing and there is no likelihood that they will not continue in the future. There is a complete absence of any assurances against future violations or recognition of the wrongful nature of the conduct.

C. Revocation of Election to be Regulated as a BDC

Because ICC ceased to engage in business, its election to be regulated as a BDC must be revoked, pursuant to Investment Company Act Section 54(c).

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the registered securities of Interim Capital Corp. IS REVOKED;

IT IS FURTHER ORDERED that, pursuant to Sections 21C(a) of the Securities Exchange Act of 1934 and 9(f) of the Investment Company Act of 1940, Interim Capital Corp. CEASE AND DESIST from committing or causing any violations or future violations of Section 13(a) of the Securities Exchange Act of 1934 and Rules 13a-1 and 13a-13 thereunder, and Section 17(g) of the Investment Company Act of 1940 and Rule 17g-1 thereunder.

IT IS FURTHER ORDERED that, pursuant to Section 54 (c) of the Investment Company Act of 1940, Interim Capital Corp.'s ELECTION to be regulated as a business development company IS REVOKED.

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Carol Fox Foelak
Administrative Law Judge